UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

July 31, 2024

(Date of Report (Date of earliest event reported))

RealtyMogul Apartment Growth REIT, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd,

PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

The purpose of this Current Report on Form 1-U is to update the status of our follow-on offering.

Status of our Follow-on Offering

We commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. As discussed in the paragraph below, until June 20, 2024, we continued to offer in the Follow-on Offering up to $57,903,648 in our common stock, which represented the value of the stock available to be offered as of December 8, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of June 30, 2024, we had raised total aggregate gross offering proceeds of approximately $64,375,000 and had issued approximately 6,188,000 shares of common stock in the Offerings, purchased by approximately 3,600 unique investors.

On December 20, 2023, we filed an offering statement in anticipation of our second follow-on offering pursuant to Regulation A with the Securities and Exchange Commission (the “SEC”). As permitted under Regulation A, we continued to offer shares of our common stock pursuant to the Follow-on Offering until the earlier of the qualification date of the offering statement for our second follow-on offering or 180 calendar days after December 23, 2023. Such 180-calendar-day period expired on June 20, 2024, at which time we suspended the offering of shares of our common stock in the Offerings, including the issuance of shares pursuant to our distribution reinvestment plan, until the SEC’s qualification of the offering statement for our second follow-on offering, if such qualification occurs. While we anticipate the qualification of our second follow-on offering by the SEC, we can provide no assurance regarding the time of such qualification, if at all. No sales of shares of our common stock pursuant to the Offerings will be made after June 20, 2024, and distributions, if any, to participants in our distribution reinvestment plan will be paid in cash after June 20, 2024, until the SEC’s qualification of the offering statement for our second follow-on offering, if such qualification occurs.

In addition, as of the date of this report, we are receiving requests for the repurchase of our shares in excess of the repurchase limit set forth in our share repurchase program, which limits the amount of shares to be repurchased during any calendar year to 5.0% of the weighted average number of shares of common stock outstanding during the prior calendar year. In accordance with our share repurchase program, such share repurchase requests are honored on a pro rata basis.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL APARTMENT GROWTH REIT, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer and President

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Managing Director, RM Adviser, LLC

Date:	July 31, 2024